Exhibit 99.1

NYSE: FSM | TSX: FVI www.fortunasilver.com	NEWS RELEASE

Fortuna provides construction update at its Séguéla gold Project in Côte d´Ivoire

Vancouver, February 3, 2022 – Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to provide an update on construction activities at its Séguéla gold Project located in Côte d’Ivoire. In September of 2021, the Company made a construction decision to proceed to build a 3,750 tonnes per day open pit mine at Séguéla, with first gold pour expected in mid-2023 (refer to Fortuna news release dated September 29, 2021). All references to dollar amounts in this news release are expressed in US dollars.

Paul Criddle, Chief Operating Officer - West Africa, commented, “The Séguéla Project is advancing on schedule following the construction decision at the end of the third quarter of 2021.” Mr. Criddle continued, “The Project is successfully transitioning from detailed engineering design to construction and remains on budget and on schedule to pour gold by mid-2023.”

Construction Highlights

•	The overall project is 32% complete as of January 31, 2022
•	Approximately $48.9 million of the $173.5 million initial capital budget accrued as of December 31, 2021
•	Approximately $124.5 million committed
•	Major equipment packages secured
•	Major construction contracts executed
•	Tender process and selection of the preferred mining contractor completed
•	First gold pour remains on target for mid-2023

Accommodation Camp

The 156-person accommodation camp is complete and ready for occupancy. Initially, this camp will support the project’s development and house the owner’s and contractors’ construction personnel with surplus personnel residing in the nearby town of Séguéla. The camp is approximately two kilometers from the processing plant area and is complete with kitchen and mess, recreational facilities, water and sewage treatment plants, laundry services and high-speed internet. The camp management contract has been tendered and awarded to Allterrain Services.

156-person accommodation camp

Processing Plant

De Simone was awarded the process plant bulk earthworks contract and activities are ongoing with excavation for ground improvement in the mill/carbon-in-leach circuit, thickener and crusher areas complete. Rock backfill in these areas is well advanced and on-track to be completed ahead of the mobilization of the engineering procurement and construction contractor in March 2022.

Lycopodium was awarded the guaranteed maximum price contract for the engineering, procurement and construction of the gold processing facility. As of December 31, 2021 engineering activities were 55 percent complete, procurement activities 44 percent complete and construction activities are on-track to commence early in the second quarter of 2022. Of note, the SAG mill purchase order has been placed and remains on-track to be delivered to site in the third quarter of 2022. Detailed engineering for the SAG mill is complete and manufacturing of core components such as shell, heads and trunnions and gear and pinion has commenced.

Site Bulk Earthworks

Contracts have been awarded for the site bulk earthworks contract for the construction of the tailings storage facility (TSF), water storage dam (WSD) and sediment control structure (SCS). Bush clearing and topsoil stripping of the TSF footprint has been completed. Bush clearing of the WSD commenced in early January and is on-track to be completed by the middle of the second quarter of 2022, ahead of the upcoming wet season and will be capable of storing raw water for the commissioning, ramp-up and operation of the processing plant. Procurement of materials required for the TSF, WSD and SCS construction is underway with the TSF high density polyethylene liner already secured and expected to be delivered to site by the end of the first quarter of 2022.

Processing plant earthworks

Grid Connection

Contracts for the supply and installation of the 90 kV grid connection transmission line and 33 kV transmission line diversion have been awarded. Likewise, contracts for the supply and construction of the substation have been awarded. Delivery and installation of the transmission lines is expected to commence this month. Similarly, civil works for the substation are also expected to commence this month. Transformers are expected to be shipped to site by March 2022. Works is on-track to provide power to the site by the end of the fourth quarter of 2022 ahead of commissioning activities at the processing plant.

Mining

Contract negotiations with a preferred bidder are ongoing, targeting contract execution and the placement of orders for long lead equipment in March 2022.

Cost

As of December 31, 2021, $124.5 million of the total approved budget of $173.5 million, including $8.9 million contingency, has been committed. Approximately $108 million of total commitments to date include contracts for a guaranteed maximum price for $87 million, fixed price contract for $7.5 million and earthworks bill of quantity/schedule of rates for $13.5 million, mitigating risk to volatile market conditions and price escalations. Remaining commitments include the onboarding of key operational personnel, pre-production mining, equipment first fills and spare parts, mobile equipment and the implementation of livelihood restoration programs.

Project commitments as of December 31, 2021

Schedule

Construction at Séguéla is tracking on schedule with the project’s next major milestones below:

Qualified Person

Paul Criddle, FAusIMM, Chief Operating Officer, West Africa for Fortuna, is a Qualified Person as defined by National Instrument 43-101, Standards of Disclosure for Mineral Projects, and has reviewed and approved the scientific and technical information pertaining to the Séguéla gold Project contained in this news release and has verified the underlying data.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with four operating mines in Argentina, Burkina Faso, Mexico and Peru, and a fifth mine under construction in Côte d'Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release may include, without limitation, statements about the Company’s plans for the construction of an open pit gold mine at the Séguéla gold Project, including the timeline for construction, the costs of constructing the mine, the securing of contracts necessary for the construction of the mine, the signing of the Mining Convention with the Government of Côte d’Ivoire, the ability to sign contracts for outstanding equipment and services in line with the estimates for same, the timing of the first gold pour; the Company’s business strategy, plans and outlook; the merit of the Company’s mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; the duration and effects of the COVID-19 pandemic on our operations and workforce and the effects on the global economy and society; changes in prices for silver, gold and other metals; changes in the prices of supplies required for the construction at the Séguéla gold Project such as equipment and services; the ability to sign the Mining Convention on terms currently contemplated and acceptable to the Company; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; fluctuations in prices for energy, labor, materials, supplies and services; fluctuations in currencies; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to that the construction at the Séguéla gold Project will continue on the time line and in accordance with the Budget as planned; that COVID-19 will not have an adverse effect on the construction at the Séguéla gold Project and will not adversely affect the supply chain of materials and equipment for the construction; expected trends in mineral prices and currency exchange rates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.